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                                                                   Exhibit 4(e)

                         PRUCO LIFE INSURANCE COMPANY
                     [2999 North 44/th/ Street, Suite 250
                            Phoenix, Arizona 85014]

                 MARKET VALUE ADJUSTMENT ("MVA") OPTION RIDER

This Rider is made part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider's terms will revert to the provisions in the Annuity, except as may be provided below. This Rider describes the "Market Value Adjustment Options" we make available for allocation of your Account Value. This Rider should be read in conjunction with any applicable Death Benefit Rider(s), any Dollar Cost Averaging ("DCA") Program Rider, and any Riders providing for optional benefits which are made a part of your Annuity.

IN THE ACCUMULATION PERIOD, PAYMENTS AND VALUES PROVIDED UNDER THIS RIDER MAY BE SUBJECT TO A MARKET VALUE ADJUSTMENT, RESULTING IN UPWARD OR DOWNWARD ADJUSTMENTS IN AMOUNTS PAYABLE, AND ARE NOT GUARANTEED. THE MARKET VALUE ADJUSTMENT APPLIES TO WITHDRAWALS AND TRANSFERS FROM A MARKET VALUE ADJUSTMENT OPTION WHICH ARE MADE MORE THAN 30 DAYS BEFORE THE END OF A GUARANTEE PERIOD, EXCEPT AS SPECIFIED IN THIS RIDER.

Effective Date: The Effective Date of this Rider is shown in the Market Value Adjustment ("MVA") Option Schedule Supplement.

Definitions:

   Account Value: The definition of "Account Value" in your Annuity is modified by this Rider to include, not only any allocations to the Sub-accounts, but to also include the value of any allocation to an MVA Option we make available under this Rider. Account Value is determined separately for each MVA Option and then totaled and added to the value of the allocations to the Sub-accounts, in determining the Account Value for your Annuity. Account Value of each MVA Option includes a Market Value Adjustment (defined below), if applicable.

   Crediting Rates: Interest rates credited to MVA Options during the Guarantee Period.

   Guarantee Period: The period of time during the Accumulation Period during which we credit a fixed rate of interest to an MVA Option.

   Guaranteed Minimum Interest Rate: This is the minimum rate of interest we will credit to an MVA Option during its Guarantee Period. The Guaranteed Minimum Interest Rate is determined in accordance with applicable state law. The Guaranteed Minimum Interest Rate is shown in the MVA Option Schedule Supplement.

   Market Value Adjustment ("MVA"): A positive or negative adjustment used to determine the Account Value in an MVA Option.

   Market Value Adjustment Option ("MVA Option"): An Investment Option to which a fixed rate of interest is credited for a specified Guarantee Period. The MVA Option is supported by assets in the MVA Separate Account listed in the MVA Option Schedule Supplement.

   Maturity Date: The last day in a Guarantee Period.

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   MVA Separate Account: The separate account listed in the MVA Option Schedule
   Supplement used in relation to MVA Options.

   Owner/Participant: The term "Owner" may be referred to as "Participant" in your Annuity. In this Rider, for simplicity, the Participant is referred to as Owner.

   Surrender Value: The definition of "Surrender Value" in your Annuity also includes an adjustment for the amount of any applicable MVA.

   Unadjusted Account Value: The Account Value prior to the application of any MVA.

As of the Effective Date of the Rider, your Annuity is modified to include MVA Options among the Investment Options to which you may allocate Account Value. The following sections, describing the operation of these MVA Options, are made a part of your Annuity:

                                I. MVA OPTIONS

Each MVA Option earns a fixed rate of interest throughout its duration (the "Guarantee Period"). We may allow you to invest in multiple MVA Options. We may limit the amount of your Account Value you may allocate to the MVA Options.

The Guarantee Period for an MVA Option begins: (a) when all or part of a Purchase Payment is allocated to that particular MVA Option; or (b) upon transfer of any of your Account Value to that particular MVA Option.

We may offer multiple Guarantee Period durations. To the extent permitted by law, we may at any time offer Guarantee Period durations that differ from those available when your Annuity was issued. Upon maturity of an MVA Option, we may stop, limit, or restrict the availability of certain Guarantee Period durations that we make available. We may discontinue making MVA Options available for transfers of Account Value or allocation of new Purchase Payments. If we do so, we will notify you. We may limit availability of certain Guarantee Period durations if, by electing an MVA Option with such a Guarantee Period duration, its Maturity Date would occur after the Annuity Date. We may offer multiple Guarantee Periods of equal duration, but with different Crediting Rates. We may limit access to certain Guarantee Period durations, depending on the use of the Annuity.

Crediting Rates: We credit interest to amounts allocated to an MVA Option at the daily equivalent of the Crediting Rate in effect for that Guarantee Period duration when the allocation is made. We declare the Crediting Rates applicable to the various Guarantee Period durations we offer. Crediting Rates are expressed in terms of effective annualized rates of interest. The Crediting Rate is guaranteed throughout the Guarantee Period of each MVA Option. We will inform you of the Crediting Rate for an MVA Option, as well as its Maturity Date, when we confirm your allocation.

The Crediting Rates will never be less than the Guaranteed Minimum Interest Rate shown in the MVA Option Schedule Supplement.

Annual Maintenance Fee and Premium Based Insurance Charge: If any portion of your Account Value is allocated to an MVA Option at the time an Annual Maintenance Fee or Premium Based Insurance Charge would be deducted from your Annuity, the Annual Maintenance Fee and/or the Premium Based Insurance Charge will be deducted from the MVA Options only in the event the Account Value in the Sub-accounts is not enough to satisfy the Annual Maintenance Fee and/or Premium Based Insurance Charge. If this happens: (1) the Annual Maintenance Fee shown in the MVA Option Schedule Supplement will be substituted for the Annual Maintenance Fee shown in the Annuity Schedule; (2) we will deduct only that portion of the Premium Based Insurance Charge that does not reduce the Unadjusted Account Value below the Premium Based Insurance Charge Waiver Amount shown in the Annuity Schedule;

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and (3) the Annual Maintenance Fee and/or Premium Based Insurance Charge will be deducted from the MVA Options in the same order as described in the "Allocation Rules for MVA Options" section for the order of withdrawals from multiple MVA Options.

                       II. ACCOUNT VALUE OF MVA OPTIONS

The Account Value of each MVA Option is the amount allocated to the MVA Option at the start of its Guarantee Period, plus the interest credited during its Guarantee Period, less any withdrawals, transfers, and any charges assessed, multiplied by the MVA factor, if applicable. We value each MVA Option separately.

We use a formula to determine any applicable MVA factor and any MVA applicable to surrenders, withdrawals or transfers from MVA Options ("the MVA Formula"). The formula is applied separately to each MVA Option. The MVA formula is set forth in the MVA Option Schedule Supplement.

We do not apply an MVA:

    . in determining the Account Value of a MVA Option on its Maturity Date or within the immediately preceding thirty days;

    . to amounts distributed as Required Minimum Distributions which we have calculated and provided through a program of systematic withdrawals we make available;

    . when Account Value is transferred from the MVA Option by us pursuant to a transfer calculation formula under any optional benefits made a part of your Annuity;

    . when we deduct from the Account Value for any applicable Annual Maintenance Fees, Premium Based Insurance Charges, or charges for optional benefits;

    .  on the Annuity Date; or

    .  when a Death Benefit is determined.

We reserve the right to waive the Liquidity Factor shown in the MVA Option Schedule Supplement under certain circumstances including, but not limited to, the amount to be refunded if you exercise the Right to Cancel.

                     III. ALLOCATION RULES FOR MVA OPTIONS

Withdrawals: Unless we receive other instructions from you prior to a withdrawal, withdrawals are taken pro-rata from the Investment Options, including any MVA Options to which you have allocated Account Value, based on the then current Account Values in such Investment Options. For purposes of calculating the applicable portion to deduct from MVA Options, the Account Value in all your MVA Options is deemed to be in one Investment Option.

If Account Value is to be withdrawn from multiple MVA Options and you do not provide instructions indicating the MVA Options from which Account Value should be taken, then: (a) we take Account Value first from the MVA Option with the shortest amount of time remaining to the end of its Guarantee Period, and then from the MVA Option with the next shortest amount of time remaining to the end of its Guarantee Period, etc.; and (b) if there are multiple MVA Options with the same amount of time left in each Guarantee Period, then among such MVA Options we first take Account Value from the MVA Option that has the shortest Guarantee Period duration. If multiple MVA Options with equal Guarantee Period durations have the same amount of time left to the end of such Guarantee Periods, we withdraw amounts proportionately from those MVA Options based on the then current Account Value.

While withdrawals from an MVA Option on its Maturity Date, or within the preceding 30 days, are not subject to an MVA, such withdrawals may be subject to any applicable charges or fees, as shown in the Annuity Schedule.

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Should you request a transaction that would reduce the Account Value remaining in an MVA Option below the Minimum Investment Option Amount shown in the Annuity Schedule, we reserve the right to add the balance of your Account Value in the applicable MVA Option to the transaction and reduce your balance in that MVA Option to zero, subject to any applicable MVA.

Transfers: Transfers of Account Value from an MVA Option on its Maturity Date, or within the immediately preceding thirty days, are not subject to a Transfer Fee and are not counted in determining whether other transfers may be subject to a Transfer Fee. We reserve the right to require two business days' notice prior to any transfer from an MVA Option if the amount to be transferred exceeds the MVA Transfer Limit shown in the MVA Option Schedule Supplement. Transfers from the MVA Options, including those made by us pursuant to a transfer calculation formula under any optional benefits made a part of your Annuity, follow the same order as described in the second paragraph of the above "Withdrawals" section.

                         IV. MATURITY OF AN MVA OPTION

An MVA Option ends on the earliest of: the Maturity Date of the Guarantee Period, the date the entire amount in the MVA Option is withdrawn or transferred, the Annuity Date, the date the Annuity is surrendered, and the date as of which a Death Benefit is determined unless the Annuity is continued by a Spouse Beneficiary.

We will notify you before an MVA Option matures. You may elect to have the value of the MVA Option on its Maturity Date transferred to any Investment Option, including any MVA Option, we then make available.

If we do not receive instructions from you in Good Order at our Service Office before the Maturity Date of the MVA Option, regarding how the Account Value in your maturing MVA Option is to be allocated, we will allocate the Account Value in the maturing MVA Option to a money market Investment Option, unless the Maturity Date is the Annuity Date.

                            V. MVA SEPARATE ACCOUNT

Assets supporting our obligations based on Account Value invested in the MVA Options are held in the MVA Separate Account shown in the MVA Option Schedule Supplement. The MVA Separate Account is a "non-unitized" separate account established under the laws of the State of Arizona. Such obligations are based on the interest rates we credit to MVA Options and the terms of the annuities. These obligations do not depend on the investment performance of the assets in the MVA Separate Account. There are no discrete units in the MVA Separate Account. No party with rights under any annuity participates in the investment gain or loss from assets in the MVA Separate Account. Such gain or loss accrues solely to us.

We retain the risk that the value of the assets in the MVA Separate Account may drop below the reserves and other liabilities we must maintain. Should the value of the assets in the MVA Separate Account drop below the reserves and other liabilities we must maintain in relation to the annuities supported by such assets, we will transfer assets from our General Account to the MVA Separate Account to make up the difference. We have the right to transfer to our General Account any assets of the MVA Separate Account in excess of such reserves and other liabilities. We maintain assets in the MVA Separate Account supporting a number of annuities we offer. These assets may only be charged with liabilities that arise from such annuities and not with liabilities arising from any other business we may conduct.

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                               VI. DEATH BENEFIT

The calculation of the Basic Death Benefit described in your Annuity, exclusive of any Death Benefit rider made a part of your Annuity, will be equal to your Unadjusted Account Value on the date we receive Due Proof of Death. The impact of any MVA on any other Death Benefit is described in the Death Benefit Rider(s) made a part of your Annuity.

                    VII. MODIFICATION OF GENERAL PROVISIONS

The "General Provisions" section of the Annuity is modified as follows:

    (1)The "Deferral of Transactions" sub-section of the General Provisions is modified such that, if we defer a distribution or transfer from an MVA Option for more than thirty days, we will pay interest as required by state law.

    (2)The "Reserved Rights" sub-section of the General Provisions is expanded to include the right to combine the MVA Separate Account shown in the MVA Option Schedule Supplement with other "non-unitized" separate accounts.

                        VIII. TERMINATION OF THIS RIDER

Termination due to Death: This Rider terminates automatically as of the date the Annuity's Death Benefit is determined, unless the Annuity is continued by a Spouse Beneficiary.

Termination on the Annuity Date: This Rider terminates automatically as of the Annuity Date.

Termination upon Surrender: This Rider terminates upon surrender of the Annuity to which it is made a part.

                                                  PRUCO LIFE INSURANCE COMPANY

                                                             [LOGO]
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                                                            Secretary

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